UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Ambassadors International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

023178106

(CUSIP Number)

Whippoorwill Associates, Inc.

11 Martine Avenue

White Plains, New York 10606

(914) 683-1002

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

	Whippoorwill Associates, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	789,180 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	789,180 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		789,180 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.8%

14			TYPE OF REPORTING PERSON

IA; CO

_______________________

(1)        Includes 424,562 shares of Common Stock currently issuable upon the conversion of the 3.75% Convertible Senior Notes due 2027 issued by the Company (the “Convertible Notes”) and currently held by the Reporting Persons.

1	NAMES OF REPORTING PERSONS

	Shelley F. Greenhaus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	789,180 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	789,180 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		789,180 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.8%

14			TYPE OF REPORTING PERSON

IN; HC

1	NAMES OF REPORTING PERSONS

	Steven K. Gendal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	789,180 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	789,180 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		789,180 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.8%

14			TYPE OF REPORTING PERSON

IN; HC

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on February 6, 2009 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

“Item 4. Purpose of Transaction.

The shares of Common Stock and the Convertible Notes covered by this statement were purchased for investment by the Accounts (as defined below). From time to time, Whippoorwill has discussed with management of the Company possible ways to maximize the value of its investment. Pursuant to these discussions, on September 4, 2009, Whippoorwill entered into an Exchange Offer Commitment and Support Agreement (the “Support Agreement”) with the Company relating to a proposed exchange offer to be commenced by the Company, in which holders of the Company’s 3.75% Convertible Senior Notes due 2027 would have the right to exchange such Convertible Notes for new senior secured notes and shares of the Company’s Common Stock. Pursuant to the Support Agreement, the Company and Whippoorwill have agreed to work in good faith towards agreeing upon definitive terms of the exchange offer and having the exchange offer commenced promptly. The Support Agreement provides (among other things) that, if the exchange offer is consummated and at least 58% of the outstanding principal amount of Convertible Notes are exchanged, Whippoorwill will be entitled to designate one individual to become a member of the Company’s Board of Directors. Whippoorwill has agreed to tender all of its Convertible Notes in the exchange offer. A copy of the Support Agreement is filed herewith as Exhibit C and incorporated herein by reference.”

Item 5 (a) of the Schedule 13D is amended and restated in its entirety to read as follows:

"(a) Based upon the Company’s Quarterly Report on Form 10-Q, there were 11,173,267 shares of Common Stock outstanding as of August 7, 2009.

As of February 6, 2009, and as of the date hereof, Whippoorwill may be deemed to be the beneficial owner of 789,180 shares of Common Stock (including 424,562 shares of Common Stock currently issuable upon the conversion of the 3.75% Convertible Senior Notes due 2027 issued by the Company and currently held by the Reporting Persons), or 6.8% of the Company’s outstanding Common Stock, held for the account of various funds and separate accounts (the “Accounts”) for which Whippoorwill has discretionary authority and acts as general partner or investment manager. Mr. Greenhaus, as the President and a Principal of Whippoorwill, may be deemed to be the beneficial owner of the 789,180 shares of Common Stock (including 424,562 shares of Common Stock currently issuable upon the conversion of the 3.75% Convertible Senior Notes due 2027 issued by the Company and currently held by the Reporting Persons), or 6.8% of the Company’s outstanding Common Stock, which may be deemed to be beneficially owned by Whippoorwill as referred to above. Mr. Gendal, as a Principal of Whippoorwill, may also be deemed to be the beneficial owner of the foregoing shares of Common Stock.”

Item 6 of the Schedule 13D is hereby amended to include the following additional disclosure:

“2. As noted above in Item 4, on September 4, 2009, Whippoorwill entered into the Support Agreement with the Company relating to a proposed exchange offer to be commenced by the Company, in which holders of the Company’s 3.75% Convertible Senior Notes due 2027 would have the right to exchange such Convertible Notes for new senior secured notes and shares of the Company’s Common Stock. Pursuant to the Support Agreement, the Company and Whippoorwill have agreed to work in good faith towards agreeing upon the definitive terms of the exchange offer and having the exchange offer commenced promptly. The Support Agreement provides (among other things) that, if the exchange offer is consummated and at least 58% of the outstanding principal amount of Convertible Notes are exchanged, Whippoorwill will be entitled to designate one individual to become a member of the Company’s Board of Directors. Whippoorwill has agreed to tender all of its Convertible Notes in the exchange offer. A copy of the Support Agreement is filed herewith as Exhibit C and incorporated herein by reference.”

Item 7 of the Schedule 13D is hereby amended to include the following additional exhibit:

EXHIBIT C	Exchange Offer Commitment and Support Agreement dated September 4, 2009 between the Company and Whippoorwill Associates, Inc., as agent for its discretionary accounts.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WHIPPOORWILL ASSOCIATES, INCORPORATED

By:	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus
Title: President

SHELLEY F. GREENHAUS

By:	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus

STEVEN K. GENDAL

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal

Dated: September 11, 2009